SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chinawe.com Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

169464 10 4

(CUSIP Number)

Mr. Barry C.S. Yiu

P.O. Box 957

Offshore Incorporations Centre

Road Town, Tortola

British Virgin Islands

Telephone: (86) 13910172706

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 169464 10 4

1.	NAMES OF REPORTING PERSONS: Charter One Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): IRS ID number not applicable (non-US entity)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]	(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

NUMBER OF	7.	SOLE VOTING POWER:	0
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER:	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER:	0
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Charter One Investments Limited, a British Virgin Islands company (“Charter One”), hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2004.

This Schedule relates to the common stock, par value $.001 per share (“Common Stock”), of Chinawe.com Inc., a California corporation (the “Issuer”).

“Item 5.         Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(a)           On January 3, 2018, Charter One transferred 3,800,000 shares of Common Stock, Charter One’s entire ownership interest in the Issuer, to Gonet Associates Limited (“Gonet”), as a gift (the “Gift”). As of January 3, 2018, Charter One no longer beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any shares of Common Stock.”

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(b) As a result of the Gift, Charter One no longer has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of any shares of Common Stock.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c)          Except for the Gift, Charter One did not effect any transactions in shares of the Common Stock during the past sixty days.”

Item 5(e) of the Schedule is hereby amended by inserting the following text:

“(e) On January 3, 2018, Charter One ceased to be the beneficial owner (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than five percent of the Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2018

CHARTER ONE INVESTMENTS LIMITED

By:	/s/ Barry C.S. Yiu
Barry C.S. Yiu
Director

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